October 29, 2012

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

ATTN:   Brian Cascio

Accounting Branch Chief

RE:                           Comment Letter dated October 16, 2012 regarding American Science and Engineering, Inc. (“AS&E or the “Company”)

Form 10-K for the Year Ended March 31, 2012 Filed June 8, 2012,

Current Report on Form 8-K dated August 27, 2012 Filed August 27, 2012

File No. 001-06549

Response date September 28, 2012

File No. 001-06549

Dear Mr. Cascio,

Please find below our responses to comments presented in your letter referenced above.  Please feel free to contact me at 978-262-8700 with any questions.

Form 10-K for the Fiscal Year Ended March 31, 2012

1.                                      The Division of Investment Management — without necessarily agreeing with the entirety of your analysis in your response to prior comment 1 — has indicated that it has no further questions or comments with respect to this issue at this time.  You may wish to consider conducting your cash management activities in such a manner that no issue is raised under the “objective test” of Section 3(a)(1)(A).  Additionally, to the extent that the company’s performance may be materially impacted by the company’s investment activities, you should consider including disclosures.

Response:  The Company acknowledges the Staff’s comment and will review our cash management activities in light of the “objective test” of Section 3(a)(1)(A).  In addition, we will continue to evaluate whether our investment activities are materially impacting our financial results and include disclosure as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.                                      We note your response to our prior comment 4; however, it remains unclear whether there are material contracts that will expire within the next year.  Please provide us the amount of these contracts’ historic contribution to your business, and tell us where you disclose this information.

Response:  Per a review of the contracts remaining in backlog as reported at March 31, 2012, there were no material contracts that would expire within the next year.  As is disclosed in the Sales Backlog section of our 10-K, it was estimated that approximately 55% of all 2012 backlog (which included both product contract sales and service contracts) would be converted to revenue within the fiscal year ending March 31, 2013 based on the projected delivery date of the product and the service contract period outlined in the service contracts.

Current Report on Form 8-K dated August 27, 2012

3.                                      We note your response to prior comment 16; however, it remains unclear how investors would know from this report that the order was a renewal rather than a new agreement.  It is unclear how investors would know from the report that the customer is one that subjects you to the risks like you mention in your response to prior comment 15.  We encourage you to ensure that your disclosures include the information necessary for investors to evaluate the statements you make.

Response:  The Company acknowledges the Staff’s comment and will expand its disclosure in future 8-K filings as requested.

The Company acknowledges that:

•                                          It is responsible for the adequacy and accuracy of the disclosures in its filings.

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please let us know.

Best regards,

/s/ Kenneth J. Galaznik

Kenneth J. Galaznik
Senior Vice President, Chief Financial Officer and Treasurer

cc:  Leanne Imparato

John DeLuca, Esq.

David Westenberg, Esq.